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April 28, 2022

BY EDGAR

Ms. Isabel Rivera
Ms. Pam Long
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:       Sky Harbour Group Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed April 22, 2022
File No. 333-263905

Dear Ms. Rivera and Ms. Long,

This letter (this “Response Letter”) is submitted on behalf of Sky Harbour Group Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 27, 2022 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to its Registration Statement on Form S-1, which was submitted by the Company to the Commission on April 22, 2022 (the “Amendment No. 1”).  The Company is concurrently submitting Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which includes changes to Amendment No. 1 in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses below refer to Amendment No. 2.  Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Form S-1
Risk Factors, page 7

1.
We note the risk factor you have included in response to our prior comment 4. We also note the significant number of shares underlying the public warrants in relation to the number of shares you currently have outstanding, and in comparison to the number of shares underlying the private warrants. Please include additional risk factor disclosure that sales of a substantial amount of Class A common stock in the public markets by existing securityholders, including holders of private and public warrants, may cause the price of your Class A common stock to decline.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the risk factor on page 7 of Amendment No. 2 to disclose that sales of a substantial amount of Class A Common Stock in the public markets by existing securityholders, including holders of Public Warrants and Private Placement Warrants, may cause the price of our Class A Common Stock to decline significantly.

MD&A, page 61

2.
We note your disclosure that you “expect to generate non-operating income in the form of interest income on cash and marketable securities held after the IPO.” Please update this statement given that the initial public offering was completed in October 2020.

Response to Comment No. 2

In response to the Staff’s comment, the Company has updated the quoted statement on page 61 of Amendment No. 2 to reflect that, from the completion of the IPO to December 31, 2021, we generated non-operating income in the form of interest income on cash and marketable securities.

Selling Securityholder, page 97

3.
Please revise this information to include disclosure, consistent with the prospectus cover page, that the registration statement also includes resales by the selling securityholder of shares of common stock received upon its exercise of private warrants.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 2 to reflect that the registration statement includes resales by the selling securityholder of shares of Class A Common Stock received upon its exercise of Private Placement Warrants.

*  *  *  *

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at JOwen@mofo.com or (212) 468-8036.

Sincerely,

/s/ John T. Owen
John T. Owen

Cc:    Tal Keinan, Chair and Chief Executive Officer
Alex Saltzman, Chief Operating Officer
Francisco Gonzalez, Chief Financial Officer
Michael W. Schmitt, Chief Accounting Officer
Gerald Adler, Interim General Counsel and Corporate Secretary
Sky Harbour Group Corporation
R. John Hensley
Morrison & Foerster LLP